SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Pandora Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

698354107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698354107	SCHEDULE 13G	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XII Limited Partnership (EIN 06-1757236)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 698354107	SCHEDULE 13G	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XII-A Limited Partnership (06-1757240)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 698354107	SCHEDULE 13G	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XII GP Limited Liability Company (06-1757193)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 698354107	SCHEDULE 13G	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Helman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 698354107	SCHEDULE 13G	Page 6 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aneel Bhusri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 698354107	SCHEDULE 13G	Page 7 of 10

Item 1(a)	Name of Issuer:

Pandora Media, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2101 Webster Street

Suite 1650

Oakland, CA 94612

Item 2(a)	Name of Person Filing:

Greylock XII Limited Partnership (“GXIILP”).

Greylock XII-A Limited Partnership (“GXIIALP”).

Greylock XII GP Limited Liability Company (“GXIIGPLLC”), the General Partner of GXIILP and GXIIALP.

William W. Helman, a Senior Managing Member of GXIIGPLLC.

Aneel Bhusri, a Senior Managing Member of GXIIGPLLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Greylock Management Corporation

One Brattle Square

#4

Cambridge, MA 02138

Item 2(c)	Citizenship:

GXIILP             Delaware limited partnership

GXIIALP          Delaware limited partnership

GXIIGPLLC     Delaware limited liability company

Mr. Helman      U.S. citizen

Mr. Bhusri        U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Pandora Media, Inc.

Item 2(e)	CUSIP Number:

698354107

Item 3	Description of Person Filing:

Not applicable.

CUSIP No. 698354107	SCHEDULE 13G	Page 8 of 10

Item 4	Ownership:

(a)	Amount Beneficially Owned: See Item 5

(b)	Percent of Class: See Item 5

(c)	Number of Shares as to which the Person has: See Item 5

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 698354107	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2013.

GREYLOCK XII GP LIMITED LIABILITY COMPANY

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company
General Partner

	By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company
General Partner

	By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri